18000775

SECU

~~Washington, D.C. 20549~~

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2016 (MM/DD/YY) AND ENDING September 30, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Doric Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Greens Farms Road
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter E. Hein 203-557-5552
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road	Wilton	CT	06897
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 31 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DORIC CORPORATION

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2017

OATH OR AFFIRMATION

I, Peter E. Hein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Doric Corporation, as of September 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC HARAM KIM No. 01KI6225144 Exp. 07/19/2017 QUEENS COUNTY STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Doric Corporation,

We have audited the accompanying statement of financial condition of Doric Corporation as of September 30, 2017, and the related notes to the financial statements. This financial statement is the responsibility of Doric Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Doric Corporation as of September 30, 2017 in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Halpern & Associates LLC

Wilton, CT
November 15, 2017

DORIC CORPORATION

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2017

	ASSETS	
Current Assets		
	Cash	$ 505,143
Other Assets		
	Prepaid expenses	496
	Security Deposit	2,488
	TOTAL ASSETS	$ 508,127
	LIABILITIES AND SHAREHOLDER'S EQUITY	
LIABILITIES		
	Accrued expenses and other current liabilities	$ 36,916
SHAREHOLDER'S EQUITY		
	Preferred Stock, $1 par value; 1,000 shares authorized; no shares issued	-
	Common stock, $1 par value; 470,000 shares authorized; 40,000 shares issued and outstanding	40,000
	Retained earnings	431,211
	TOTAL SHAREHOLDER'S EQUITY	471,211
	TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 508,127

The accompanying notes are an integral part of this statement.

DORIC CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED SEPTEMBER 30, 2017

1. ORGANIZATION AND NATURE OF BUSINESS

Doric Corporation (the "Company") is an investment advisory firm and a Delaware Corporation, which was organized on March 28, 2005 and is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") as a broker-dealer. The Company is a wholly-owned subsidiary of Doric GmbH, formerly Doric Asset Finance & Verwaltungs GmbH (the "Parent"), in Offenbach am Main, Germany, which arranges structures, manages and administers closed end funds issued – amongst others - in Germany. The Company, via a service agreement, fully supports the business of Doric Asset Finance GmbH & Co. KG (DAF KG"). The Company is registered as a broker-dealer so that it may conduct private placement of securities.

2. REVENUE RECOGNITION

The Company generates revenue from its service agreements and recognizes revenue ratably over the term of the related agreements as services are provided. Any service fees received in advance of services being provided are recorded as deferred revenue on the balance sheet until services are provided, at which time revenue is recognized.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. CASH AND CASH EQUIVALENTS

The Company maintains cash with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. At times, cash balances may exceed FDIC insured limits. The company has not experienced any losses in such amounts.

4. COMMITMENTS AND CONTINGENCIES

The Company leases office space in Westport, CT under a non-cancelable lease agreement. The lease expires in July 31, 2019 and contains provisions for escalations based on increases in certain costs incurred by the lessor. Future minimum rent payments on the lease are as follows:

Year Ended September 30		
2018	$	12,288
2019		10,240
	$	22,528

5. PROVISION FOR INCOME TAXES

The Company is classified as a "C" Corporation for income tax. The current provision for Federal and State income taxes for the period ended September 30, 2017 is $9,520.

The provision for income taxes for the period ended September 30, 2017 differs from the amount obtained by applying the U.S. federal income tax rate to pretax income due to federal graduated rates and state income taxes.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. There were no deferred assets or liabilities at September 30, 2017.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the period ended September 30, 2017 management has determined that there are no material uncertain income tax positions.

6. PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is computed by the straight-line method over an estimated useful life of 3 years.

7. CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments. The Company places its temporary cash investments in high credit financial institutions. However, a portion of temporary cash investments exceed FDIC insured levels from time to time.

8. PROFIT SHARING PLAN

The Company offers a 401 (k) profit sharing plan that covers employees who have completed at least 1,000 hours of service and attained the age of 21. Contributions by the employer are discretionary depending on profitability and are not to exceed the amount allowed for federal income tax purposes. The Company did not make any contributions for the period ended September 30, 2017.

9. RELATED PARTY TRANSACTIONS

The Company has a service agreement with DAF KG providing for service fee revenue equal to budgeted costs plus a 6% margin for which monthly advance payments were made. For the year ended September 30, 2017, the Company recognized $766,068, in service fees under this agreement.

10. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2017, the Company had net capital of $468,540 which exceeded the minimum requirement of $5,000 by $463,540. At September 30, 2017 the Company's ratio of aggregate indebtedness to net capital was 7.9 to 1.

12. SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.